P.E. 2/11/02

1-14674


02012849

CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

FEB 0 1 2002

Report of a Foreign Issuer pursuant to Rules 13a-16 and 15d-16 under the Securities Exchange Act of 1934.

<u>Exact name of registrant as specified in its charter</u> :

Scottish Power plc

<u>Jurisdiction of organisation</u> :

The United Kingdom

<u>Address of principal executive offices</u> :

Corporate Office, 1 Atlantic Quay, Glasgow, G2 8SP

Telephone : international 011 44 141 248 8200

Facsimile : international 011 44 141 566 4680

<u>Commission File Number</u> :

1-14676

Date : 9 January 2002



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Scottish Power plc

(SIGNATURE)

By :   ALAN McCULLOCH
       Assistant Secretary

Date of signing : 9 January 2002

    RNS Number:2836P
Scottish Power PLC
28 December 2001

                          SCHEDULE 11

        NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Scottish Power plc

2) Name of director

Sir Peter Gregson

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial
interest or in the case of an individual holder if it is a holding of that
person's spouse or children under the age of 18 or in respect of a
non-beneficial interest

Sir Peter Gregson

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

State Street Nominees Limited

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

Sir Peter Gregson

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Single Company PEP - Automatic Reinvestment of Dividend tax credit.

7) Number of shares/amount of
stock acquired

1 share

8) Percentage of issued class

0.00%

9) Number of shares/amount
of stock disposed

n/a

10) Percentage of issued class

n/a

Ordinary 50p Shares

12) Price per share

369p

13) Date of transaction

13 December 2001

14) Date company informed

28 December 2001

15) Total holding following this notification

1,058

16) Total percentage holding of issued class following this notification

0.00006%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

n/a

24) Name of contact and telephone number for queries

Alan McCulloch

0141 566 4683

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 28 December 2001

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Scottish Power plc

2) Name of director

Sir Peter Gregson

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Sir Peter Gregson

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

State Street Nominees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Sir Peter Gregson

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Single Company PEP - Automatic Reinvestment of Dividend.

7) Number of shares/amount of stock acquired

18 shares

8) Percentage of issued class

0.00%

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary 50p Shares

12) Price per share

377p

13) Date of transaction

20 December 2001

14) Date company informed

28 December 2001

15) Total holding following this notification

1,076

16) Total percentage holding of issued class following this notification

0.00006%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

24) Name of contact and telephone number for queries

Alan McCulloch

0141 566 4683

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 28 December 2001

END

RDSEAFAPADPFFFE

Friday, 28 December 2001 15:00:13
ENDS [nRNSb2836P]